

Emily Rasmussen · 2nd in

Founder at Grapevine

New York, New York · 500+ connections · **Contact info**

 **Grapevine**

 **Harvard Business Sc**

Experience



Founder

Grapevine

Sep 2017 – Present · 2 yrs 11 mos

Greater New York City Area

Grapevine is a home for collaborative giving that's helping Giving Circles and donor groups, like friends, families, and alumni to pool their donations and decide together where to give the combined amount.



Executive Director, Center for Ballet and the Arts

New York University

Sep 2014 – Aug 2017 · 3 yrs

Greater New York City Area

The founding Executive Director of the Center for Ballet and the Arts at New York University, ar international institute for scholars and artists of ballet and its related arts and sciences. It exist to inspire new ideas and new ballets, expanding the way we think about ballet and bringing vitality to its history, practice, and performance in the 21st century.



Consultant

Disney Theatrical Group

Mar 2016 – Sep 2016 · 7 mos

Greater New York City Area
Advising senior executives on strategy and business development, legal, production, and marketing for new event cinema product.

 **Lincoln Center for the Performing Arts**
2 yrs 10 mos

 **Producer, Lincoln Center at the Movies: Great American Dance**
Sep 2014 – Apr 2016 · 1 yr 8 mos

Built strategy and led cross-departmental initiative for a new long-form content multi-channel brand; the inaugural season included four live dance productions filmed for cinemas and other downstream distribution.

 **Special Assistant to the President**
Jul 2013 – Aug 2014 · 1 yr 2 mos

As an HBS Leadership Fellow, assisted President Reynold Levy, acted as liaison to Lincoln Center's board of directors, and focused on new and creative ways to bring earned revenue to Lincoln Center.

 **MBA Fellow, Strategy and Business Development Group**
Lincoln Center for the Performing Arts
Jun 2012 – Aug 2012 · 3 mos
Greater New York City Area

Built new earned-income strategies across departments, including a multi-season, performing art series for in-cinema and home entertainment release within the Media and Digital Group.

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Education

 **Harvard Business School**
MBA, Business Administration
2011 – 2013

 **Occidental College**
BA, Diplomacy and World Affairs, Economics
2003 – 2007





